May 8, 2018	(via Edgar)

Patrick F. Scott

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

RE: The Guardian Insurance and Annuity Co. (“Guardian” “GIAC” or “Company”)

Guardian Separate Account N – Flexible Solutions VUL (2018)

(File Nos. 333-222952 / 811-09725)

Dear Mr. Scott:

On February 9, 2018, we filed on behalf of Guardian an initial registration statement on Form N-6 under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”) to register securities in connection with a variable universal life insurance policy, the Flexible Solutions VUL (2018). We received comments to this filing in e-mailed correspondence dated April 10, 2018. We have reviewed the comments and provide the following responses.1

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information. Also, please update the 1933 Act file number on the policy, as filed, as well as any other information not relevant to this policy but which has been carried over from the similar policy currently being issued by GAIC (File no. 333-188304, effective, October 3, 2013).

~Response: (i) All missing information, including the financial statements and all exhibits, are filed in this Pre-Effective Amendment No. 1, except for the auditor’s consent, consent of counsel, and actuarial consent. The auditor’s consent, consent of counsel and actuarial consent will be filed in a subsequent pre-effective amendment accompanied by our request for acceleration.

  (ii) We have updated the 1933 Act number on the first page of the prospectus and where applicable.

[1]	Capitalized terms herein have the same meaning as in the Pre-Effective Amendment No. 1 unless otherwise indicated and page numbers in this letter refer to the pages in the courtesy copy of said Pre-Effective Amendment No. 1.

2. Comments provided on disclosure in one section should be carried out throughout the filing, as applicable.

~Response: The request is noted and implemented.

3. Supplementally, please advise the staff whether there are any types of guarantees or support agreements with third parties that would support any of the Company’s obligations under the contracts.

~Response: The Company has in place two reinsurance agreements that will cover the policies. GIAC reinsures 90% of the policy (up to the retention limit) to its parent company, The Guardian Life Insurance Company of America. It also reinsures amounts over the retention limit through outside entities. The reinsurance agreements are attached as exhibits to Pre-Effective Amendment No. 1. Any necessary amendments will be filed in a subsequent pre-effective amendment.

4. Please confirm supplementally that the policy name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

~Response: The policy name on the front cover page of the prospectus, — Flexible Solutions® VUL (2018) — is the same and will continue to be the same as that associated with the EDGAR class identifier, Flexible Solutions® VUL (2018).

5. Disclosure on page 55 of the prospectus [contained in the Registration Statement] states that the indexed option has not been registered with the Commission in reliance upon an exemption from the registration requirements under Section 3(a)(8) of the Securities Act of 1933. Noting that this language does not appear to have been amended, as compared to the currently effective VUL policy (file no. 333-188304) (“Existing VUL Policy”), please provide the staff with the Company’s analysis of the eligibility of the indexed option from securities regulation under section 989J of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Harkin Amendment”). The staff may have further comments based on your response to this comment.

~Response: We will be filing by separate correspondence our response to the foregoing comment.

Policy Summary (page 1)

6. Please disclose that all material state variations in the policy have been described in the prospectus and consider adding an introductory paragraph in order to clarify this. Furthermore, please indicate where the disclosure discussing state variations may be found in the prospectus.

~Response (pages as indicated below):

In the Policy Summary section (pages 1-5), we have identified those provisions that may vary by state (i.e., rider benefits, page 2; “Do you have access to the money you’ve invested in your Policy,” page 3; “Cancelling your Policy after it has been issued,” page 5; Could your Policy Lapse? page 5).

We have also added the following language to the introductory portion of the Policy Summary section (page 1):

Please also note that provisions of the Policy may differ depending on the state of issue. We have endeavored to identify any such provisions below and where applicable throughout this Prospectus.

While we have made these changes in the Policy Summary section as requested, we also want to point out that there is language addressing this issue in the introduction to the Section titled “ABOUT THE FLEXIBLE SOLUTIONS VUL POLICY” (beginning on page 12). The language is as follows:

THIS SECTION provides detailed information about your Policy. It explains your rights and responsibilities under the Policy, and those of GIAC. Because the laws and regulations that govern the Policy vary among the jurisdictions where the Policy is sold, some of the Policy’s terms will vary depending on where you live. Where a provision may vary by state, it is noted below. The terms applicable to your Policy will be outlined in the Policy we send you.

In addition, all provisions discussed in the Policy Summary section that are impacted by state variations have been identified. The following sections contain language notifying the policyowner that the provision may vary by state:

Exchanging Your Policy for a Fixed-benefit Life Insurance Policy (page 5, page B-7 of the Statement of Additional Information)

Cancelling your policy (page 5, 98)

Could Your Policy Lapse/required loan repayments (number of days’ notice of lapse) (pages 5, 30 (Policies without the No Lapse Guarantee or Guaranteed Coverage Rider), 31 (Required Loan Repayments), 32 (Required Loan Repayments))

Backdating (page 13)

Alternate Net Cash Surrender Value (page 27, 3rd paragraph following table)

EABR Charge may vary by state (page 36)

Rider Availability (page 39, 100-101, and B-8 of the Statement of Additional Information)

Policy loans (page 65, third paragraph, minimum amount that can be borrowed)

Surrendering your Policy (page 77, statement right below the table)

Policy Proceeds (page 83, last paragraph)

Use of differing mortality tables (page B-6, ‘Payment Options,” of the Statement of Additional Information)

Incontestability and Suicide exclusion (page B-7 of the Statement of Additional Information)

And, finally, throughout the prospectus, where indicated by the page numbers referenced in the list above, we identify the provisions that may vary by state.

7. Please consider briefly describing each policy rider in the Policy Summary, or at least identify each by name, including: Guaranteed Coverage Rider; Accidental Death Benefit Rider; Waiver of Monthly Deductions Rider; Disability Benefit Rider (Waiver of Specified Amount); Whole Life Purchase Option Rider; Select Security Rider (Amendment to Owner provision); Policy Continuation Rider; Alternative Net Cash Surrender Value Rider; and Enhanced Accelerated Benefit Rider (also known as Accelerated Death Benefit Rider).

~Response (at page 2): We do not object to identifying the policy riders in the Policy Summary section and have added the following listing of the existing riders and where more information about them may be found in the prospectus:

We currently offer the following rider benefits under this Policy:

• a Guaranteed Coverage Rider that provides coverage when no value is left in the policy. See “Guaranteed Coverage Rider” for more information about this rider.

• an Accidental Death Benefit Rider that provides an additional death benefit if death is due to an accident.

• a Waiver of Monthly Deductions Rider that provides for the waiver of all Monthly Deductions when the insured is totally disabled.

• a Disability Benefit Rider that provides for the crediting of a specified amount when the insured is totally disabled, as if it were paid by the policyowner.

• a Whole Life Purchase Option Rider that allows the policyowner to purchase, at specified dates, a new whole life policy that we make available for this purpose, without evidence of insurability.

• a Select Security Rider that prevents the policyowner from making certain changes without the consent of the policyowner’s employer.

• a Policy Continuation Rider that allows the Policy to continue with a reduced death benefit if it is in danger of lapsing because of excessive policy loans.

• an Alternate Net Cash Surrender Value Rider designed to provide high early cash value in the Policy. See “Cash Surrender Value, Net Cash Surrender Value, and Alternate Net Cash Surrender Value” in “Benefits and Policy Values” for more information about this rider.

• an Enhanced Accelerated Benefit Rider (or Accelerated Death Benefit Rider) that provides the policyowner the ability to accelerate a part of the Policy’s death benefit prior to death with an interest-bearing lien if the insured has a chronic illness or becomes terminally ill and certain conditions are met. See “Enhanced Accelerated Benefit (EAB) Rider” in “Special Features of Your Policy” for more information about this rider.

See “Other Information – Supplemental Benefits and Riders” for more information about the supplemental benefits available. Not all riders may be available in all states.

Annual Underlying Mutual Fund Operating Expenses

8. Please provide, prior to a request for acceleration of the registration statement, the minimum and maximum underlying mutual fund operating expenses. See Item 3 of Form N-6.

~Response (at page 10): We have inserted the appropriate minimum and maximum underlying mutual fund operating expenses in the Pre-Effective Amendment.

About the Flexible Solutions VUL Policy (page 10)

9. On page 13, in the section captioned, “Backdating your policy,” please describe the circumstances in which an additional premium payment would be required to put a backdated Policy in force.

~Response (at page 13): we have clarified the language to state:

“If we backdate your Policy, you must pay the aggregate Monthly Deduction due from the backdated Policy Date to the date your Policy takes effect. This amount becomes part of your Minimum to Issue Premium. See “Premiums, Deductions and Charges – Premiums.”

Benefits and Policy Values (page 16)

10. This proposed VUL policy, as compared to the Existing VUL Policy adds an enhanced cash value rider intended to cover corporate owned multi-life policies (the Alternate Net Cash Surrender Value Rider), and an accelerated benefit rider (Enhanced Accelerated Benefit Rider), intended to permit early access to the policy’s death benefit in case of the insured’s terminal or chronic illness. The prospectus does not introduce or explain those riders, including how and when they can and/or must be elected and conditions for exercise. Consider including a section dedicated to the newly proposed riders and explaining the related administrative procedures in plain English.

~Response (at page 26 for the Alternate Net Cash Surrender Value Rider):

We feel that the Alternate Net Cash Surrender Value Rider is explained at length in the Section titled “Cash Surrender Value, Net Cash Surrender Value, and Alternate Net Cash Surrender Value.” That said, however, we believe that some optical changes might enhance the disclosure. We offer the following:

(i)	The header “Policy’s (sic) with the Alternate Net Cash Surrender Value Rider is amended to “Alternate Net Cash Surrender Value Rider.”

(ii)	We have added a line item in the Table of Contents for the Alternate Net Cash Surrender Value Rider. This will help direct the policyowner to the appropriate place in the prospectus for the discussion of this rider.

(iii)	We have added the following sentence to the end of the first paragraph under the header “Alternate Net Cash Surrender Value Rider:”

This rider is available at issue only and is required for corporate owned policies covering multiple lives. A minimum Policy Face Amount of $250,000 is required and the maximum issue age is 85.

~Response (at page 69 for the Enhanced Accelerated Benefit Rider):

As with the Alternate Net Cash Surrender Value Rider, we feel that we offer a robust explanation of this rider and how it works in the Section previously titled “LIENS (EAB Rider Distributions).” But we recognize that it could be improved and offer the following edits which we believe improves the flow and accessibility of the information:

(i)	The header for the section is changed to “ENHANCED ACCELERATED BENEFIT (EAB) RIDER”

(ii)	The following paragraph will follow the new header (please note we have added in maximum issue age and availability):

If your Policy has the EAB Rider, you may be able to accelerate part of the death benefit by requesting an EAB Rider distribution if the insured is chronically ill or terminally ill and meets certain conditions. The rider is available at issue only and the maximum issue age for the Rider is 75. Accelerated distributions create a Lien that reduces the available Cash Surrender Value, Alternate Net Cash Surrender Value, loan value, and proceeds payable upon death of the insured.

(iii)	We have inserted a new header after the first paragraph following the definition of Variable Interest Rate. That header is “EAB Rider Distributions (Liens)”

Premiums Deductions and Charges (page 28)

11. In the first paragraph, captioned, “Premiums,” please explain what constitutes acceptance of a Policy that has been delivered.

~Response (at page 28): we have deleted the words “and accepted.”

Your Allocation Options (page 41)

12. Please provide a statement in bold typeface or other prominent presentation regarding how to obtain a prospectus containing more complete information on each underlying fund. See Item 4(b) of Form N-6.

~Response (at page 42): Page 42 contained instructions on how to receive a full fund prospectus immediately preceding the Variable Investment Options chart. To comply with Item 4(b) of Form N-6, and the Staff’s request, we have bolded the language and used a slightly larger font size.

Special Features of Your Policy (page 64)

13. Provide an explanation of the EAB Rider when it is first introduced in disclosure, or cross-reference where the explanation of the rider may be found in the prospectus. Such disclosure should note that the EAB Rider is designed to benefit chronically or terminally ill insureds and should appear earlier in the prospectus. Furthermore, prior to page 68, disclosure should explain that, under the EAB Rider, if “certain conditions” are met, a policyowner may accelerate a part of the Policy’s death benefit prior to death of the insured with an interest-bearing lien.

~Response: At page 2 of the Prospectus in the Policy Summary Section, we have added to the Enhanced Accelerated Benefit Rider bullet explaining that Rider is designed to benefit chronically or terminally ill insureds provided certain conditions are met. This bullet also refers the reader to the appropriate section of the prospectus for more information.

Statement of Additional Information (page 120)

14. At page B-18, disclosure indicates that GIAC’s financial statements are prepared on a statutory basis. As such, please confirm that GIAC is not otherwise required to generate GAAP financials. See Instruction 1 to Item 24(b) of Form N-6.

~Response: We confirm that GIAC would not have to prepare financial statements in accordance with generally accepted accounting principles except for use in this registration statement or other registration statements filed on Forms N-4 or N-6.

15. Please confirm that the financial statements of Separate Account N are compliant with GAAP, and state that in an appropriate section of the SAI.

~Response: (i) We confirm that the financial statements of Separate Account N are compliant with GAAP (Generally Accepted Accounting Principles).

    (ii) In the section titled “Financial Statements” on page B-18 of the Statement of Additional Information we have inserted the following sentence:

The financial statements of The Guardian Separate Account N are prepared in accordance with GAAP (Generally Accepted Accounting Principles).

16. Please provide the following items in a pre-effective amendment filed prior to, or commensurate with, the Company’s request for acceleration of the registration statement: a) underlying fund expense range; b) financial statements for Separate Account N and GIAC; and c) auditor’s opinion and consent.

~Response: (a) the underlying fund expense range has been provided at page 10 of Pre-Effective Amendment No. 1 and (b) financial statements for Separate Account N and GIAC can be found in the Statement of Additional Information to the Pre-Effective Amendment No. 1. The auditor’s opinion and consent, as well as the consent of counsel and actuarial consent, will be provided in a pre-effective amendment at the time we submit our requests for acceleration once we have agreed on the resolution of the Staff’s comments and made any additional changes the Staff has requested.

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Please contact the undersigned at (212) 598-7469 with any comments or questions concerning our responses to staff comments or this Pre-Effective Amendment No. 1. Thank you for your attention to this matter.

Very truly yours,

Sheri L. Kocen

Second Vice President and Counsel

The Guardian Life Insurance Company of America

7 Hanover Square

New York City, NY 10004

Phone: 212-598-7469

Email: sheri_kocen@glic.com